SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

6 September 2011

BP PLC

SECOND QUARTER INTERIM DIVIDEND FOR 2011

PAYMENT OF DIVIDENDS IN STERLING

On 26 July 2011 the Directors of BP p.l.c. announced that the interim dividend for the second quarter 2011 would be US$0.07 per ordinary share (US$0.42 per ADS). This interim dividend is to be paid on 20 September 2011 to holders of record on 5 August 2011.

The dividend is payable to holders of ordinary shares in cash in sterling or in new ordinary shares to those who have elected to participate in the Scrip Dividend Programme.  Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the four dealing days from 31 August 2011 to 5 September 2011 (£1 = US$1.62188). Accordingly, the amount of sterling dividend payable in cash on 20 September 2011 will be:

4.3160 pence per share.

As previously announced, the dividend payable to holders of American Depositary Shares ('ADSs'), each of which represents six ordinary shares, will be US$0.42 per ADS. The dividend will be paid to holders of ADSs in cash in US dollars or in new ADSs to those who have elected to participate in the Scrip Dividend Programme.

Details of the Scrip Dividend Programme are available on the BP p.l.c. website at www.bp.com/scrip.

David Pearl

Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  6 September, 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary